Exhibit 12

               INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                                  (unaudited)

                                 (in thousands)



                                                       THREE MONTHS ENDED
                                                       May 31,    May 31,
                                                         1996       1995


Earnings (loss) before income taxes                   $(1,082)   $ 7,022
Plus: Fixed charges (1)                                 6,680      7,742
Less: Capitalized interest                                 (9)       (44)

Earnings available to cover
  fixed charges                                       $ 5,589    $14,720

Ratio of earnings to fixed charges (2)                   0.84       1.90


(1) Fixed charges consisted of the following:

                                                       THREE MONTHS ENDED
                                                       May 31,    May 31,
                                                         1996       1995

Interest expense, gross                                $4,389     $5,301
Rentals (Interest factor)                               2,291      2,441
  Total fixed charges                                  $6,680     $7,742


(2) For the three months ended May 31, 1996 earnings were inadequate to cover fixed charges by $1,091. The deficiency was the result of unusual items as described in Note 3 to the consolidated condensed financial statements. Excluding the unusual items, the ratio of earnings to fixed charges would have been 1.38 for the three months ended May 31, 1996.